UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Onshore Financing Arrangement for RMB1.56 Billion

We, LDK Solar Co., Ltd., have announced that our onshore subsidiary, Jiangxi LDK Solar Hi-Tech Co., Ltd., signed a framework agreement on November 11, 2013 with a syndicate of 11 commercial banks in China for a credit facility in the aggregate principal amount of RMB1.56 billion.

Our press release issued on November 21, 2013 is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 22, 2013

Exhibit 99.2

LDK Solar Announces Onshore Financing Arrangement for RMB1.56 Billion

XINYU CITY, China and SUNNYVALE, Calif., November 21, 2013 - LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that its onshore subsidiary, Jiangxi LDK Solar Hi-Tech Co., Ltd., signed a framework agreement on November 11, 2013 with a syndicate of 11 commercial banks in China for a credit facility in the aggregate principal amount of RMB1.56 billion. The use of proceeds of the credit facility is strictly limited to financing LDK Solar’s onshore operations within Jiangxi Province, and may not be used to service any existing indebtedness, whether onshore or offshore. The facility will terminate on November 10, 2016, and each loan under the facility may not have a maturity date later than such termination date. Each draw-down under the facility will be made in the absolute discretion of the syndicate and will be subject to additional conditions (including early repayment) imposed by the syndicate on a draw-specific basis. The syndicate has designated a working group to monitor the use of the funds and controlled bank accounts arrangements will be implemented. The facility and any of its outstanding loans are guaranteed by LDK Solar’s onshore subsidiaries, Jiangxi LDK PV Silicon Technology Co., Ltd., Jiangxi LDK Solar Polysilicon Co., Ltd., LDK Solar Hi-Tech (Xinyu) Co., Ltd. and LDK Solar Hi-Tech (Nanchang) Co., Ltd., and by Peng Xiaofeng and his wife. The first drawdown of RMB 200 million was approved and completed on November 21, 2013.

“We are pleased to enter this financing arrangement with the banking syndicate in China,” stated Sam Tong, President and CEO of LDK Solar. “While we are beginning to experience improvements in our business operations, we believe this discretionary loan facility will provide LDK Solar with the necessary support to ramp up our manufacturing operations of polysilicon, wafers, cells and modules in Jiangxi Province when business circumstances so permit. When the global solar industry regains strength, we are committed to taking advantage of new opportunities that emerge.”

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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